NEWS RELEASE

August 25, 2003

Trading Symbol: TSX: RNG

SECOND QUARTER 2003 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to report the financial results of the Company for the second quarter ended June 30, 2003.

Second Quarter Highlights

•

Gold production of 42,196 ounces at a cash cost of $127 per ounce

•

Revenues of $14.8 million

•

Cash flows from operating activities of $3.6 million

•

Working capital of $28.3 million, including cash and cash equivalents of $23.3 million

•

Receipt in June of a positive environmental impact declaration for Aguablanca

•

Corcoesto and El Valle underground feasibility studies progressing well

•

Debt-to-equity ratio down to 15% from 26% at year-end 2002

Subsequent Events

•

Granting of exploitation licence at Aguablanca and the appointment of Fluor Corporation for the construction

•

Closing of loan facility for the construction of Aguablanca

•

Equity issue for gross proceeds of CDN$45 million ($32.2 million)

Financial Highlights

Rio Narcea Gold Mines, Ltd. reported revenues from gold sales of $14,798,200 for the second quarter 2003 from production of 42,196 ounces compared to $18,012,400 from production of 61,674 ounces in the same period last year. The second quarter gold production was in line with the mine plan whereas, in the same period last year, gold production exceeded the mine plan as a result of the higher head grades encountered in the main Charnela zone of the El Valle pit. Operating cash flow remained strong at $3,578,400 during the quarter compared to $3,565,200 a year ago.  The Company reported a net loss of $318,700 ($0.00 per share) compared to net income of $6,039,600 ($0.09 per share) in the same period of 2002.

The loss in the second quarter was mainly due to the Company’s increased exploration expenditures, of which $2.8 million was expensed compared to $0.9 million in the same period of 2002. The Company capitalizes only exploration and development costs in projects having a bankable feasibility study. In addition, as a result of the significant strengthening of the Euro against the U.S. dollar (average exchange rate of $1.14/Eur in the second quarter of 2003 versus $0.92/Eur in the comparable period of 2002), operating expenses increased by 24%, or approximately $3.0 million, for the second quarter of 2003 compared to the same period last year.

For the six months ending June 30, 2003, the Company generated operating cash flow of $7,655,900 and revenues of $30,372,700 compared to operating cash flow of $3,938,700 and revenues of $24,778,100 for the first half of 2002. The significant increase is due to higher gold production and higher average realized gold prices for the six months period. During this period, the Company produced 91,261 ounces of gold at a cash cost of $124 per ounce. Net income was $659,100 ($0.01 per share) for the period compared to $4,201,700 ($0.06 per share) in 2002.

The Company realized an average gold price of $331 per ounce in the second quarter of 2003 versus $306 per ounce in the same period of 2002. The average spot price in the second quarter was $347 per ounce versus $313 per ounce for the same period in 2002.

Working capital increased to $28,331,200, up from $9,068,900 at the end of 2002. As of June 30, 2003, the Company had $23,324,200 in cash, mainly resulting from an equity financing completed in last February which increased the cash position by net proceeds of $16,665,500.

Financial Highlights

(US$000 except where stated)	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2003
Revenues	14,798	18,012	30,373	24,778
Net income / (loss)	(319)	6,040	659	4,202
Net income / (loss) per share – basic	0.00	0.09	0.01	0.06
Cash flow provided by operating activities	3,578	3,565	7,656	3,939
Weighted average shares outstanding – basic (in millions)	94.7	65.5	91.9	65.3

(US$000)	June 30, 2003	December 31, 2002
Working capital	28,331	9,069
Long-term debt	11,187	13,593
Shareholders’ equity	76,186	52,992

Operations Review

El Valle and Carlés gold mines

Rio Narcea continued its solid operational performance in the second quarter of 2003 by producing 42,196 ounces of gold at a cash cost of $127 per ounce. The El Valle plant processed 198,854 tonnes of ore at an average gold grade of 7.1 g/t with recoveries of 92.7%, performing in accordance with the mine plan and budget parameters.

The intensive cyanidation circuit commissioned at the end of last year continued to achieve its objective of passing more gold to high margin dore instead of gravity concentrates with their associated higher smelting, refining and transportation costs. The installation of this circuit has proven to be an unqualified success for the Company.

The El Valle plant received 31,482 tonnes of ore for treatment from the Carlés Mine during the quarter. The Carlés ore continued to be fed into the plant at an approximate 15%-20% blend with the El Valle ore. Significant process improvements during 2003 have resulted in the production of higher quality concentrates from this ore blend, specifically as a result of the reduction in arsenic and bismuth levels.

As at the end of the second quarter, the Company had completed infrastructure preparations and definition drilling at Carlés East for development ore to be extracted in July with stope production to commence in August. Underground development to access the Carlés North orebody continued on schedule and definition drilling is scheduled to start in the third quarter.

Operating Results	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Operating Data
Gold production (oz)	42,196	61,674	91,261	86,791
Plant throughput (tonnes)	198,854	202,778	379,638	367,644
Head grade (g/t)	7.1	9.9	8.0	7.8
Recovery (%)	92.7	95.7	93.7	94.0

Gold Production Costs (US$/oz)
Cash operating cost (1)	127	114	124	150
Depreciation and amortization	66	69	56	61
Non-cash reclamation and stripping costs (2)	75	36	79	14
Total production costs	268	219	259	225

(1) Cash operating costs include deferred stripping and other mining expenses, plant expenses, smelting, refining and transportation, sale of by-products, net of non-cash reclamation and stripping costs.

(2) In 2003, amortization of previous stripping, which is calculated on a unit-of-production basis, was higher than actual stripping expenses incurred. However, in 2002, amortization of stripping was lower than expenses incurred.

As a result of exceeding planned mine production for the first six months of 2003, the Company has upwardly revised its gold production forecast for the year 2003 to approximately 170,000 ounces at a cash cost of approximately $135 per ounce. This revision is the result of the ore treated being of a higher grade than was estimated in the reserve model.

Aguablanca nickel project

On June 17, 2003, the Company announced that it had received a positive environmental impact declaration from the Spanish Ministry of Environment for the development of the Aguablanca nickel sulfide project in southern Spain. In early August, the Council of Ministers of Spain granted the exploitation license for the project. The Company is well advanced in discussions with the local authorities for obtaining the necessary municipal license prior to starting construction of the plant.

Rio Narcea has awarded the engineering contract for the construction of the project to Fluor Corporation, with whom it has been advancing the engineering plans for the plant under an interim contract. Aguablanca is expected to produce annually approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. The Aguablanca mine is scheduled for commissioning by the end of the second quarter of 2004.

In addition, on August 21, 2003, the Company closed a $47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd for the construction of the project (see Subsequent Events). Capital expenditures for Aguablanca were revised upward to $70 million from the previously estimated $62.5 million (including VAT and necessary working capital) due primarily to the strengthening of the Euro versus the U.S. dollar. Average total cash operating costs for the life of the mine are now expected to be around $1.80/lb of nickel equivalent (net of by-products credits and smelter costs). The additional funds required to finance the construction of the project will come from a $6.5 million VAT reimbursement loan, available cash resources of the Company and the equity issue raised on August 22, 2003.

Development and Exploration Projects

Gold Projects

Rio Narcea completed infill drilling programs at El Valle and Corcoesto while continuing exploration on the Lugo gold project with 13,588 meters of drilling in 137 holes on the Company’s gold properties during the second quarter. Infill drilling is also in progress underground at the Carlés gold mine. The results of the infill programs are being incorporated into feasibility studies by Australian Mining Consultants of Perth, Australia for the underground at El Valle and by Metallurgical Design and Management of Johannesburg, South Africa for the Corcoesto deposit. Pincock, Allen and Holt of Denver, Colorado have been contracted to provide an independent review of the work at Corcoesto. Both studies are now expected for completion by the end of the third quarter 2003.

Two underground drills exploring for additional mineralization south and east of the El Valle pit intersected significant gold mineralization including 4.8 meters averaging 30.1 g/t in VAL 1033 in the North Black Skarn zone and 7.6 meters averaging 31.4 g/t in VAL 1034 in the eastern extension of Area 107.  The gold intercept in VAL 1034 is a 100-meter offset to the nearest hole in the zone.

One surface rig is drilling from the bottom east edge of the main pit to investigate a large mineralized structure that was identified by a deep drilling program at El Valle at the end of 2002. The assays from VAL 208 show a new zone of gold mineralization with 56.5 meters averaging 9.9 g/t at a depth of 18.6 meters. The zone is thought to represent a depth extension to the El Valle fault zone. At a down hole depth of 279 meters, VAL 208 also intercepted a second zone of 5.8 meters averaging 13.0 g/t gold near the limestone contact of a porphyry dike in the East Breccia zone.

Exploration on the Lugo project includes simultaneous programs of soil and rock chip sampling, trenching, and drilling. As at the end of the quarter, 1,741 meters have been drilled in 14 holes on the Lugo project. Although significant soil anomalies and trench intercepts were identified in the Chousa area, nearly all mineralized drill intercepts to date are near the surface and seem to show the influence of recent supergene enrichment and remobilization caused by weathering and karst formation. Work is continuing to identify the location of the feeder structures or controls for the emplacement of mineralizing intrusives. An additional 1,000 meters of drilling are planned to test selected targets at Chousa and mineralized occurrences in the northern Lugo property.

Nickel Projects

Exploration on Rio Narcea’s nickel sulfide properties in southern Spain continues at Aguablanca while advancing drill targets in the Ossa Morena zone of Spain and Portugal. Four rigs drilled 3,533 meters in 21 holes on the Company’s nickel properties during the second quarter.

Shallow drilling at the Aguablanca deposit tested low intensity EM and IP anomalies west of the main orebody as part of sterilization drilling program below the planned waste dumps and plant sites. The holes intercepted doleritic dikes in possible feeder structures containing small zones of mineralized breccia with minor disseminated sulfides.

The Company is also drilling three exploration targets on the Ossa Morena project to conduct down-hole EM surveys while evaluating significant soil nickel anomalies in mafic and ultramafic rocks with related magnetic and IP anomalies. The drilling has intercepted large zones of low grade disseminated nickel sulfide mineralization in each of the targets with narrow higher grade intercepts in semi-massive sulfides. An EM survey at Tejadillas identified a small, strong conductor 100 meters north of the current drilled area. The target will be the object of future holes on the project.  Similar surveys are in progress at Argallon, 60 kilometers northeast of Aguablanca, and at the Elvas target on the Campo Maior property of southern Portugal.

Subsequent Events

On August 22, 2003, Rio Narcea entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc., Haywood Securities Inc. and Sprott Securities Inc. under which the underwriters have agreed to buy 16.1 million units from Rio Narcea and sell to the public at a price of CDN$2.80 per unit, representing a total amount of CDN$45.1 million ($32.2 million). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which is expected on or about September 11, 2003.

Outlook

Gold production for 2003 is now forecast to be approximately 170,000 ounces compared to the original budget of 155,000 ounces. The increase in the anticipated gold production reflects the impact of higher grades being mined from the Charnela zone of the El Valle pit and improved efficiencies in the plant, and should result in continued strong cash flows from operations.

There are no major capital expenditures budgeted at the El Valle operation during the remainder of 2003 other than the continuation of underground development below the mined out Boinas East pit and expansion of the tailings facilities. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at the El Valle operation. Results of the El Valle underground and the Corcoesto feasibility studies will be available in the third quarter of 2003.

With the key mining permits in place and closing of the loan facility, construction of the Aguablanca nickel mine is expected to commence in September pending the receipt of the municipal licence. The project is now scheduled for commissioning by the end of the second quarter of 2004.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit and exploring for gold and nickel on its large land holdings on the Iberian Peninsula.

Cautionary Note

This press release is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus.

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR

 FOR DISSEMINATION IN THE U.S.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

June 30,

December 31,

2003

2002

(stated in U.S. dollars)

$

$

ASSETS

Current

Cash and cash equivalents

23,324,200

7,736,500

Restricted cash

313,800

287,900

Inventories

6,037,200

2,315,800

Stockpiled ore

6,245,100

6,290,300

Accounts receivable

Government grants

343,400

581,700

VAT and other taxes

3,533,800

2,571,100

Trade receivables

2,431,100

2,562,300

Other current assets

1,904,900

2,413,800

Total current assets

44,133,500

24,759,400

Mineral properties, net

32,075,600

27,712,700

Deferred stripping costs, net

23,074,300

27,804,700

Other assets

8,601,200

5,963,700

107,884,600

86,240,500

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Short-term bank indebtedness

222,100

151,400

Accounts payable and accrued liabilities

11,557,400

11,489,900

Current portion of long-term debt

4,022,800

4,049,200

Total current liabilities

15,802,300

15,690,500

Other long-term liabilities

4,709,400

3,965,100

Long-term debt

11,187,200

13,592,800

Total liabilities

31,698,900

33,248,400

Shareholders' equity

Common shares (note 3)

105,212,900

84,098,400

Stock options (note 3)

1,147,200

706,800

Special warrants (note 3)

—

3,913,800

Common share purchase options

972,900

972,900

Deficit

(28,691,100)

(29,350,200)

Cumulative foreign exchange translation adjustment

(2,456,200)

(7,349,600)

Total shareholders' equity

76,185,700

52,992,100

107,884,600

86,240,500

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick

Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended

Six months ended

June 30,

June 30,

2003

2002

2003

2002

(stated in U.S. dollars)

$

$

$

$

(restated –

(restated –

note 7)

note 7)

OPERATING REVENUES

Gold sales

14,798,200

18,012,400

30,372,700

24,778,100

14,798,200

18,012,400

30,372,700

24,778,100

OPERATING EXPENSES

Deferred stripping and other mining expenses

(5,434,800)

(6,541,700)

(13,185,200)

(9,684,600)

Plant expenses

(2,978,800)

(2,222,600)

(5,055,400)

(4,325,400)

Smelting, refining and transportation

(267,500)

(995,900)

(735,100)

(2,180,200)

Sale of by-products

149,700

464,400

438,500

1,968,300

Depreciation and amortization expenses

(2,772,200)

(4,181,800)

(5,120,700)

(5,347,900)

Exploration costs

(2,838,700)

(911,300)

(4,615,600)

(1,906,900)

Administrative and corporate expenses

(1,437,200)

(684,500)

(2,467,900)

(1,324,600)

Other income (expenses)

(191,300)

(227,500)

(247,900)

(307,900)

(15,770,800)

(15,300,900)

(30,989,300)

(23,109,200)

Operating earnings (loss)

(972,600)

2,711,500

(616,600)

1,668,900

FINANCIAL REVENUES AND EXPENSES

Interest income

122,600

8,100

174,500

23,200

Foreign currency exchange gain (loss)

947,300

3,925,300

1,939,100

3,563,700

Interest expense and amortization of

  financing fees

(416,000)

(605,300)

(837,900)

(1,054,100)

653,900

3,328,100

1,275,700

2,532,800

Income (loss) before income tax

(318,700)

6,039,600

659,100

4,201,700

Provision for income tax

—

—

—

—

Net income (loss)

(318,700)

6,039,600

659,100

4,201,700

Deficit, beginning of period

(28,372,400)

(40,885,600)

(29,350,200)

(39,047,700)

Deficit, end of period

(28,691,100)

(34,846,000)

(28,691,100)

(34,846,000)

Net income (loss) per share – basic

(0.00)

0.09

0.01

0.06

Net income (loss) per share – diluted

(0.00)

0.08

0.01

0.06

Weighted average common shares

  outstanding – basic (note 3)

94,707,861

65,459,422

91,928,467

65,262,635

Weighted average common shares

  outstanding – diluted (note 3)

94,707,861

77,290,079

95,550,303

71,912,369

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended

Six months ended

June 30,

June 30,

2003

2002

2003

2002

(stated in U.S. dollars)

$

$

$

$

(restated –

(restated –

note 7)

note 7)

OPERATING ACTIVITIES

Net income (loss)

(318,700)

6,039,600

659,100

4,201,700

Add (deduct) items not requiring cash

Depreciation and amortization

2,772,200

4,181,800

5,120,700

5,347,900

Deferred financing fees

99,300

158,200

189,200

158,200

Reclamation liability accrual and

  Other long-term liabilities

143,700

85,300

280,400

123,500

Foreign exchange

(685,800)

(3,099,900)

(1,229,600)

(2,904,600)

Accretion of interest on long-term debt

44,000

99,900

88,100

199,900

Non-cash put/call program income

322,100

(290,800)

626,300

(595,100)

Options and shares granted

—

261,000

174,900

289,400

Amortization of deferred stripping costs

4,779,000

5,509,600

10,381,500

7,762,600

Deferred stripping expenditures

(1,757,700)

(3,337,700)

(3,397,800)

(6,700,800)

Purchase premium of the purchased call options

(56,500)

(1,036,300)

(1,981,700)

(1,036,300)

Changes in components of working capital

Inventories

(632,500)

(635,900)

(3,397,600)

(1,243,000)

Stockpiled ore

(400,700)

(205,300)

215,700

(60,300)

VAT and other taxes

(483,800)

(734,600)

(708,000)

143,400

Trade receivables

(383,800)

(621,100)

131,200

(272,600)

Other current assets

(166,200)

(928,100)

472,500

(684,000)

Accounts payable and accrued liabilities

303,800

(1,880,500)

31,000

(791,200)

Cash provided by operating activities

3,578,400

3,565,200

7,655,900

3,938,700

INVESTING ACTIVITIES

Expenditures on mineral properties

(4,806,400)

(962,200)

(7,375,100)

(1,733,700)

Grant subsidies received from the

  Spanish Government

28,900

(202,000)

280,800

402,700

Long-term deposits and restricted investments

16,600

(130,100)

(205,400)

(130,100)

Cash used in investing activities

(4,760,900)

(1,294,300)

(7,299,700)

(1,461,100)

FINANCING ACTIVITIES

Proceeds from issue of common shares

602,300

120,900

800,800

168,200

Proceeds from issue of special warrants

—

295,600

17,730,900

2,822,700

Financing fees on issue of special warrants

—

(85,700)

(1,065,400)

(405,200)

Proceeds from bank loans and other

  long-term liabilities

41,600

—

103,000

—

Financing fees on bank loans

(331,400)

—

(331,400)

—

Repayment of bank loans

(103,700)

(2,875,700)

(2,700,600)

(3,939,100)

Cash provided by financing activities

208,800

(2,544,900)

14,537,300

(1,353,400)

Foreign exchange gain on cash held

  in foreign currency

489,000

24,900

694,200

74,600

Net increase in cash during the year

(484,700)

(249,100)

15,587,700

1,198,800

Cash and cash equivalents,

  beginning of period

23,808,900

3,253,000

7,736,500

1,805,100

Cash and cash equivalents, end of period

23,324,200

3,003,900

23,324,200

3,003,900

Supplemental cash flow information

Interest paid in cash

388,700

550,700

608,300

1,170,900

Income taxes paid in cash

—

—

—

—

The accompanying notes are an integral part of these consolidated financial statements.

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